Exhibit 99.3
Archer Limited - Option awards
09|11|2011
Hamilton, Bermuda (November 9, 2011)

The Board of Archer Limited has granted Mr. Christoph Bausch and Mr. Max Bouthillette 100,000 share options each at a subscription price of NOK 21.91 per share. The options will vest 1/5 on January 1 of each year during the option term. The options have a term life from the grant date until January 1, 2016 except that those options vesting in the 5th year will have an additional term of one year and expire on December 31, 2016. Mr. Bausch and Mr. Bouthillette are considered Primary Insiders in Archer Limited.

Following the allocation Mr. Bausch holds 10,000 shares and 400,000 options and Mr. Bouthillette holds 550,000 options in Archer Limited.

In addition, 340,000 share options have been allocated to senior employees within the Company.

The total number of options outstanding in Archer Limited is 12,950,572.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)